United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April

April 2017

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes   ☐   No    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes   ☐    No    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes    ☐    No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

Final Summary Statement

Resolutions

Resolution	Approve	Reject	Abstain
i. Evaluation of the management’s report and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2016.	503,372,086	28,855,084	140,605,990
ii. Proposal for the allocation of income or loss for the year 2016.	672,833,160	—	—
iii. Do you wish to require the adoption of the multiple-vote process for election of the Board of Directors?	—	169,200	672,663,960
iv. Election of members of the Board of Directors that vote by ticket - controller.	1,892,500	186,984	147,491,777
If one of the candidates on the chosen ticket leaves it, can the votes corresponding to your shares continue to be conferred to the chosen ticket?	149,549,861	21,400	—
If multiple votes are adopted, do you wish to distribute the adopted vote in percentages to the candidates comprising the chosen ticket?	126,758,090	22,813,171	—
GUEITIRO MATSUO GENSO (EFFECTIVE) GILBERTO ANTONIO VIEIRA (ALTERNATE)	14,095,397	—	—
DAN ANTONIO MARINHO CONRADO (EFFECTIVE) ARTHUR PRADO SILVA (ALTERNATE)	14,082,720	—	—
MARCEL JUVINIANO BARROS (EFFECTIVE) FRANCISCO FERREIRA ALEXANDRE (ALTERNATE)	14,082,720	—	—
EDUARDO REFINETTI GUARDIA (EFFECTIVE) ROBSON ROCHA (ALTERNATE)	14,082,720	—	—
FERNANDO JORGE BUSO GOMES (EFFECTIVE) MOACIR NACHBAR JUNIOR (ALTERNATE)	14,082,720	—	—
DENISE PAULI PAVARINA (EFFECTIVE) LUIZ MAURÍCIO LEUZINGER (ALTERNATE)	14,082,720	—	—
SHINICHIRO OMACHI (EFFECTIVE) YOSHITOMO NISHIMITSU (ALTERNATE)	14,082,720	—	—
OSCAR AUGUSTO CAMARGO FILHO (EFFECTIVE) EDUARDO DE OLIVEIRA RODRIGUES FILHO (ALTERNATE)	14,082,720	—	—
EDUARDO DE SALLES BARTOLOMEO (EFFECTIVE) VAGO (ALTERNATE)	14,082,720	—	—
iv. Election of members of the Fiscal Counsel that vote by ticket - controller. EDUARDO CESAR PASA (EFFECTIVE) MARCELO AMARAL MORAIS (EFFECTIVE) MARCUS VINICIUS DIAS SEVERINI (EFFECTIVE)	58,725,445	10,859,135	79,986,681
If one of the candidates on the chosen ticket leaves it in order to take place the separate appointment, can the votes corresponding to your shares continue to be conferred to the chosen list?	149,304,083	267,178	—
vi. Setting the global compensation of the managers, of the members of the Fiscal Council and of the members of Advisory Committees for 2017.	264,936,204	405,943,200	1,953,756

Resolution	Approve	Reject	Abstain
vii. Setting compensation of the members of the Fiscal Council for 2017.	669,192,504	—	3,640,656

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: April 18, 2017		Director of Investor Relations